T 604.682.3701 Suite 400, 455 Granville Street info@coralgold.com F 604.682.3600 Vancouver, BC V6C 1T1 www.coralgold.com

November 19, 2007
Trading Symbols: TSX Venture – CLH
 US;OTC.BB – CLHRF
 Berlin and Frankfurt – GV8

APPOINTMENT OF CHIEF FINANCIAL OFFICER

Coral Gold Resources Ltd. (the “Company”) is pleased to announce that Kevin Bales was appointed as Chief Financial Officer. Mr. Bales graduated in 1991 from the University of Lethbridge with a Bachelor of Management degree and a major in accounting. He has been with the Company since 2005 and has over 15 years of financial reporting experience in the information technology and mining industries.

ON BEHALF OF THE BOARD

David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release